

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 11, 2024

Houqi Zhang
Chief Executive Officer
Autozi Internet Technology (Global) Ltd.
Block A, Building No. 16
Yonyou Software Park, No. 68 Beiqing Road
Haidian District, Beijing, China

Re: **Autozi Internet Technology (Global) Ltd.**
Amendment No. 3 to Registration Statement on Form F-1
Filed March 21, 2024
File No. 333-273166

Dear Houqi Zhang:

We have reviewed your amended registration statement and have the following comment(s).

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 18, 2023 letter.

Amendment No. 3 to Registration Statement on Form F-1 filed March 21, 2024

Prospectus Summary
Permissions and Approvals for our Business Operation and Securities Offering, page 6

1. We note your response to prior comment 1. Where you discuss permissions and approvals that have not been obtained, revise to clearly state that certain of your PRC subsidiaries have failed to make information filings through the National Automotive Circulation Information Management System. In this regard, we note that you have added a cross-reference to the related risk factor on page 77 without restoring prominent disclosure of the failure to file.

Risk Factors
Risks Relating to Our Business and Industry
Our PRC subsidiary, Autozi Internet Technology Co., Ltd...historically entered into..., page 48

2. Please provide further detail on any other outstanding equity financing agreements pursuant to which investors may seek to exercise redemption rights due to the company's failure to timely complete a qualified public offering. For example, while we note that the financing agreements with Shenzhen Jinfeng and Hunan Tianhuan have resulted in legal proceedings and are addressed, please discuss how many additional financing agreements contain redemption rights for which the company may be held responsible, as well as the aggregate redemption price amount potentially payable by the company.

Notes to Combined and Consolidated Financial Statements
3. Restatement, page F-10

3. Please state whether pursuant to the company's indemnity agreement covering directors and officers the company is liable for any amounts associated with the redemption obligation borne by Mr. Houqi Zhang referred to in this note. We note in note 16 you accrued a liability regarding another apparent similar lawsuit by a third party concerning redemption rights related to Mr. Zhang.

        Please contact Keira Nakada at 202-551-3659 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact Rebekah Reed at 202-551-5332 or Lilyanna Peyser at 202-551-3222 with any other questions.

                                    Sincerely,

                                    Division of Corporation Finance
                                    Office of Trade & Services

cc: Yang Ge, Esq.